EXHIBIT 99.1

Satellos Reports Six-Month Interim TRAILHEAD Data Showing Reduced Muscle Fat Fraction, Increased Effort, Stable Strength, Lower CK and Favorable Safety Profile in DMD Adults Treated with SAT-3247

  All four participants showed a decline in fat fraction as measured by MRI, with a mean improvement of 3.7% from 49.7% at TRAILHEAD baseline to 46.0% at month 6, suggesting improved muscle composition
  All four participants showed an increase in TE99C, a measure of maximum effort in upper limbs, with a mean improvement of approximately 34% from a baseline of 16.1 joules/kg to 21.6 joules/kg at TRAILHEAD month 6, suggesting enhanced upper limb activity
  Near doubling of handgrip strength measured during the 28-day CL-101 study maintained through month 6 of TRAILHEAD
  Mean creatine kinase (CK), a biomarker of muscle damage, declined 38% from baseline through month 6 of TRAILHEAD
  Safety profile of SAT-3247 remained favorable and consistent with results previously reported by the Company
  Company to host conference call and webcast today, July 8 at 8:30 a.m. ET

TORONTO, July 08, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing novel therapies to treat degenerative muscle diseases, today announced six-month interim data from TRAILHEAD evaluating its investigational drug candidate SAT-3247 in adults living with Duchenne muscular dystrophy ("Duchenne" or "DMD").

The results, in four adults aged 21-28 who had previously completed the Phase 1a/b CL-101 study, showed reduced muscle fat fraction, increased total effort, stable strength, lower CK, and a safety and tolerability profile consistent with previously reported data.

“Adults living with DMD represent one of the most challenging populations in which to evaluate treatment effects because of advanced muscle loss, fat infiltration, and reduced muscle stem cell reserves. Despite meaningful advances with exon-skipping therapies and gene therapy, DMD remains a disease for which there is no cure,” stated Dr. Perry Shieh, Professor of Neurology and Pediatrics at the David Geffen School of Medicine at UCLA. “Adults living with DMD continue to experience progressive muscle loss, making improvement in fat fraction and total effort promising, and stability across multiple clinically relevant measures as observed with SAT-3247 treatment makes these findings potentially clinically meaningful. Although the study is small, the consistency across measures of strength, muscle composition, effort, quality of life and safety is highly encouraging for the ongoing clinical evaluation of SAT-3247 in TRAILHEAD and BASECAMP.”

Data Highlights:

  SAT-3247 was well tolerated; the safety profile was consistent with previously reported data, with no serious treatment emergent adverse events (TEAEs), no TEAEs leading to withdrawal or discontinuation, and 100% compliance over an average of 186 days of drug exposure.
  All four participants showed a decline in muscle fat fraction as measured by MRI, with a mean improvement of 3.7% from 49.7% at TRAILHEAD baseline to 46.0% at month 6, suggesting improved muscle composition.
  All four participants showed an increase in TE99C, a measure of maximum effort in the upper limbs assessed using SYSNAV Syde®, a wearable device widely used in clinical trials to track patient movement in real-world settings, with a mean improvement of approximately 34% from a CL-101 baseline of 16.1 joules/kg to 21.6 joules/kg at TRAILHEAD month 6, suggesting enhanced upper limb activity.
  Across all measures of upper extremity strength (muscle force), including handgrip and handheld dynamometry of the elbow and shoulder, participants demonstrated stability through the end of six months of treatment; for clarity, the near-doubling of handgrip strength reported during the 28-day CL-101 study was maintained through to the end of month 6 of the TRAILHEAD follow-up period.

“We are excited by the six-month interim TRAILHEAD data showing consistent stability or improvement across multiple clinically relevant measures following SAT-3247 treatment in adults living with DMD,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “We believe these findings continue to show the biological activity of SAT-3247 and are potentially encouraging for BASECAMP, where a pediatric DMD population with greater remaining muscle mass may offer additional opportunity to demonstrate the clinical potential of SAT-3247. We remain on track to complete enrollment in BASECAMP and to initiate US clinical trial sites for TRAILHEAD in the third quarter of this year.”

Additional supporting measures:

  Mean CK declined 38% from CL-101 baseline (2130 u/l) through month 6 in TRAILHEAD (1315 u/l).
  Mean PUL2.0 (Performance of the Upper Limb 2.0) increased by one point in two participants and remained stable in two participants from TRAILHEAD baseline through month 6. In the natural history of DMD, upper limb function is generally expected to decline over time.
  Mean PedsQL-MFS scores, a patient reported quality-of-life measure designed to quantify fatigue and adapted for adults, increased 6.94 points from CL-101 baseline (71.53 pts.) to month 6 in TRAILHEAD (78.47 pts.).

Conference Call and Webcast Information

Satellos management will host a conference call and webcast today, July 8 at 8:30 a.m. ET to review the data in more detail.

To access the conference call, interested parties should use the following dial-in information:

Domestic:	1-877-269-7751
International:	1-201-389-0908
Conference ID:	13761409

The presentation will also be available via live webcast here or on the Events and Presentations page of the Investors section of the Company’s website. A replay will be available following the presentation.

ABOUT TRAILHEAD

The TRAILHEAD study is expected to enroll up to 30 male participants in Australia and the United States aged ≥16 years with a definitive diagnosis of DMD and a confirmed mutation in the DMD gene. Participants will receive SAT-3247 at a dose of 60 mg administered orally using a 5-days-on/2-days-off (weekday) dosing regimen for up to 12 months. This study will be conducted at multiple sites in Australia and the United States.

The primary objectives include evaluation of long-term safety and tolerability of SAT-3247, as well as changes in fat fraction of the biceps brachii muscle measured by magnetic resonance imaging (MRI) following 12 months of treatment. Key secondary and exploratory objectives include quantitative assessments of muscle composition via MRI, muscle force by dynamometry, physical activity and function via limb sensors and PUL 2.0, pulmonary function, participant and caregiver quality of life, health economic impact, and proteomic biomarkers.

For additional information: NCT06867107.

ABOUT BASECAMP

BASECAMP is a global, Phase 2, randomized, double-blind, placebo-controlled, proof-of-concept clinical study evaluating SAT-3247 in ambulatory boys with DMD aged 7 to 9 years. The study includes an initial 12-week randomized, double-blind, placebo-controlled treatment period, followed by a 36-week active-treatment period in which all participants receive SAT-3247. The primary objectives are to evaluate the safety and tolerability of SAT-3247, along with its effects on muscle function using standardized dynamometry-based assessments of muscle force. Secondary and exploratory endpoints include assessments of muscle quality, functional outcomes, and biomarkers of muscle regeneration, including Satellos' proprietary Regenerative Index.

BASECAMP is being conducted across multiple clinical sites in North America, Europe, the United Kingdom, and other international regions, and is designed to provide proof-of-concept data supporting the potential of SAT-3247 as a potentially disease-modifying therapy for Duchenne muscular dystrophy.

ABOUT SAT-3247

SAT-3247 is an investigational, proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in DMD and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company advancing SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to enhance the body’s natural muscle repair and regeneration process in degenerative muscle diseases. SAT-3247 is being evaluated as a potentially disease-modifying treatment, initially for DMD, in two Phase 2 clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a protein that is a key regulator of the body’s natural muscle repair and regeneration biology, which Satellos discovered is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, SAT-3247 is designed to re-establish a critical biochemical signal needed to guide this process, in a dystrophin-independent manner. This mechanistic feature offers SAT-3247 the potential for broad applicability as either a stand-alone treatment to potentially enhance muscle and function, or as adjunctive therapy alongside other approaches. Satellos has identified additional degenerative muscle diseases where enhancing muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP and TRAILHEAD studies and the expected timing of enrollment and data; the potential of Satellos’ approach in other degenerative muscle diseases and its plans to pursue those opportunities; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 27, 2026 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com